October 23, 2012

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Restoration Hardware Holdings, Inc.

Amendment No. 8

File No. 333-176767

Dear Ms. Ransom:

On behalf of Restoration Hardware Holdings, Inc., we hereby transmit for filing with the Securities and Exchange Commission via EDGAR, Amendment No. 8 (“Amendment No. 8”) to the above-referenced Registration Statement on Form S-1.

We will provide you with marked copies of Amendment No. 8 to expedite your review.

If you have any questions, please do not hesitate to call Gavin Grover at (415) 268-7113 or Stewart McDowell at (415) 393-8322.

Very truly yours,

/s/ Gavin B. Grover Gavin B. Grover	/s/ Stewart L. McDowell Stewart L. McDowell

cc:	Carlos E. Alberini, Restoration Hardware Holdings, Inc.
Karen Boone, Restoration Hardware Holdings, Inc.
Robert Babula, Securities and Exchange Commission
Donna Di Silvio, Securities and Exchange Commission
Lisa Kohl, Securities and Exchange Commission